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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Signs Order with Widerøe for up to 15 E2 Aircraft

Dublin, Ireland, January 16, 2017 – Embraer has signed a contract with Widerøe, the largest regional airline in Scandinavia, for up to 15 E2 family jets. The contract consists of three firm orders for the E190-E2 and purchase rights for 12 further E2 family aircraft. This flexible mix of purchase rights for E175-E2, E190-E2, and E195-E2 will give Widerøe the ability to grow their fleet with a family of aircraft from 80 to 130+ seats, to right size capacity to meet market requirements.

The order has a potential list price value of up to US$873million, if all orders are converted. The three firm orders for E190-E2s were included in Embraer’s fourth quarter 2016 backlog.

“It’s always an important moment for Embraer when we add a new airline to our family of operators. It’s even better to be part of a step change in that customer’s operations - our next generation E190-E2s will also be the first jets in Widerøe’s fleet. The opportunities for both Embraer and Widerøe as the airline seeks to expand and move beyond only turboprop operations, present an exciting future. A great way to start 2017”, said Arjan Meijer, Chief Commercial Officer, Embraer Commercial Aviation.

Widerøe will configure the E190-E2s in a comfortable single-class layout with 114 seats. Deliveries are scheduled for 2018. This deal brings the E-Jets E2 backlog to 275 firm orders plus Letters of Intent, options and purchase rights covering another 415 aircraft giving a total of 690 commitments from airlines and leasing companies.

Stein Nilsen, Chief Executive Officer of Widerøe, said, "Our decision to choose the Embraer family of next generation E2 aircraft for our move into jet operations is based on the need for a high quality passenger experience, ease and flexibility of operations, and lowest through life costs. The result of our evaluation determined the E2 family of aircraft, coupled with Embraer's world class customer support, as the best solution for our airline. We're excited at the prospect of being among the first operators of Embraer's next generation of aircraft, which feature significant environmental improvements in both noise and fuel efficiency while still improving performance. The flexibility offered by Embraer's family of same type rated E2 aircraft will enable us to build a right sized fleet, as a supplement to our existing fleet, in accordance with market requirements."

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +31 (0)657120121	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

over 1,300 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About Widerøe

Widerøe is the largest regional airline in Scandinavia, with a staff of 3,000 and a turnover of NOK 4.4 billion. The company carries close to 3 million passengers annually and flies to 46 domestic and international destinations.

Widerøe operates more than 450 flights every day and operates to more than twice as many airports in Norway than any other airline. Today our network consists of 60% commercial routes, and 40% PSO routes (Public Services Obligations).

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tel.: +31 (0)657120121	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer